Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2020 and 2019

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Westport Fuel Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (and subsidiaries) (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of impairment for property, plant and equipment related to HPDI

As discussed in Notes 3(k) and 8 to the consolidated financial statements, the carrying value of property, plant and equipment reported on the consolidated balance sheet as at December 31, 2020 is $57.507 million, which includes the property, plant and equipment used in the Company’s heavy-duty Original Equipment Manufacturer (OEM) business, which includes the Company’s High Pressure Direct Injection (HPDI) business, which is in the early stages of commercialization and has generated losses to date. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company’s determination of whether an indicator of impairment exists includes the preparation of a forecast of future cash flows of the HPDI business. The significant assumptions used in the Company’s forecast of future cash flows include, amongst others, estimates of component sales in the future.

We identified the assessment of indicators of impairment for property, plant and equipment related to HPDI as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of indicators of impairment due to the uncertainty in the estimates of component sales in the future.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process for the identification and evaluation of indicators of impairment. This included a control related to the determination of the estimates of component sales in the future. We evaluated the reasonableness of the estimates of component sales in the future by comparing them to the Company’s internal documentation and external communications and comparing their consistency with relevant industry data and regulatory factors. We compared the Company’s historical sales forecasts to actual results to assess the accuracy of the Company’s forecasts of future sales.

Liquidity and going concern assessment

As discussed in Note 2(b) to the consolidated financial statements, the consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. In making this assessment, the Company has evaluated whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the consolidated financial statements are issued. The Company concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. The Company incurred a loss of $7.359 million and negative cash flows from operations of $35.149 million in the year ended December 31, 2020.

We identified the assessment of the existence of conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date of issuance of the consolidated financial statements as a critical audit matter. The evaluation of the Company’s cash flows used in its forecasted model of liquidity and its determination of the existence of conditions or events that may raise substantial doubt involved a high degree of auditor judgment due to the uncertainty in the estimate of future cash flows.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of its ability to continue as a going concern. This included a control over the determination of significant assumptions used in the forecasted model of liquidity, including forecast sales, forecast increases in sales of the heavy-duty OEM business, forecast costs and capital expenditures. We assessed the reasonableness of the significant assumptions underlying the Company’s forecasted model of liquidity by comparing the forecasted cash flows to actual results of the Company and to approved budgets. We compared the Company’s historical forecasted cash flows to actual results to assess the Company’s ability to accurately forecast. We compared the forecasted sales for a key customer in the heavy-duty OEM business to the demand forecast provided to the Company by this customer. We performed sensitivity analyses to assess the impact of changes in the significant assumptions included in the Company’s forecasted model of liquidity. We assessed the Company’s forecasted model of liquidity in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by the Company.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2015.

March 15, 2021
Vancouver, Canada

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Westport Fuel Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Westport Fuel Systems Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

March 15, 2021
Vancouver, Canada

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c))	$64,262	$46,012
Accounts receivable (note 5)	90,467	66,950
Inventories (note 6)	51,402	47,806
Prepaid expenses	11,767	7,417
Total current assets	217,898	168,185
Long-term investments (note 7)	13,954	10,587
Property, plant and equipment (note 8)	57,507	58,856
Operating lease right-of-use assets (note 12)	27,962	17,524
Intangible assets (note 9)	11,784	13,075
Deferred income tax assets (note 18(b))	2,140	1,929
Goodwill (note 10)	3,397	3,110
Other long-term assets	11,621	6,660
Total assets	$346,263	$279,926
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$84,599	$86,180
Current portion of operating lease liabilities (note 12)	4,476	4,406
Short-term debt (note 13)	23,445	3,625
Current portion of long-term debt (note 14)	16,302	9,942
Current portion of long-term royalty payable (note 15)	7,451	5,936
Current portion of warranty liability (note 16)	10,749	4,505
Total current liabilities	147,022	114,594
Long-term operating lease liabilities (note 12)	23,486	13,118
Long-term debt (note 14)	45,651	35,312
Long-term royalty payable (note 15)	8,591	12,322
Warranty liability (note 16)	8,187	4,396
Deferred income tax liabilities (note 18(b))	3,250	4,445
Other long-term liabilities	6,017	6,380
Total long-term liabilities	242,204	190,567
Shareholders’ equity:
Share capital (note 17):
Unlimited common and preferred shares, no par value
144,069,972 (2019 - 136,416,981) common shares issued and outstanding	1,115,092	1,094,633
Other equity instruments	7,671	6,857
Additional paid-in-capital	11,516	10,079
Accumulated deficit	(1,005,679)	(998,320)
Accumulated other comprehensive loss	(24,541)	(23,890)
Total shareholders' equity	104,059	89,359
Total liabilities and shareholders' equity	$346,263	$279,926
Commitments and contingencies (note 20)
Subsequent events (notes 13(b), 14(b), 17 and 23)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Rita Forst	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2020 and 2019

	Years ended December 31,
	2020	2019
Revenue	$252,497	$305,338
Cost of revenue and expenses:
Cost of revenue	212,953	237,086
Research and development	20,976	25,172
General and administrative	26,629	41,339
Sales and marketing	11,510	16,380
Restructuring costs	—	825
Foreign exchange gain	(4,300)	(2,537)
Depreciation and amortization (notes 8 and 9)	6,239	7,778
Impairment on long lived assets, net (notes 8 and 9)	479	688
	274,486	326,731
Loss from continuing operations	(21,989)	(21,393)

Income from investments accounted for by the equity method	24,047	26,741
Interest on long-term debt and accretion on royalty payable	(7,988)	(7,265)
Interest and other income	2	4,065
Income (loss) from continuing operations before income taxes	(5,928)	2,148
Income tax expense (recovery) (note 18):
Current	2,438	3,607
Deferred	(1,007)	(1,647)
	1,431	1,960
Net income (loss) from continuing operations	(7,359)	188
Net income (loss) from discontinued operations	—	(147)
Net income (loss) for the year	(7,359)	41
Other comprehensive loss:
Cumulative translation adjustment	(651)	(2,832)
Comprehensive loss	$(8,010)	$(2,791)
Income (loss) per share:
From continuing operations - basic and diluted	$(0.05)	$0.00
From discontinued operations - basic and diluted	$0.00	$0.00
Net income (loss) per share	$(0.05)	$0.00
Weighted average common shares outstanding:
Basic	137,092,854	134,224,799
Diluted	137,092,854	144,067,256

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2020 and 2019

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid-in-	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	loss	equity
January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issuance of common shares on exercise of share units	3,036,082	7,565	(7,565)	—	—	—	—
Stock-based compensation	—	—	1,474	—	—	—	1,474
Net income for the year	—	—	—	—	41	—	41
Other comprehensive loss	—	—	—	—	—	(2,832)	(2,832)
December 31, 2019	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issuance of common shares on exercise of share units	829,553	1,433	(1,433)	—	—	—	—
Issuance of common shares on conversions of convertible debt	3,607,468	5,122	—	—	—	—	5,122
Issuance of common shares on at-the-market public offering, net of costs incurred	3,215,970	13,904	—	—	—	—	13,904
Change in fair value of the embedded conversion feature on convertible debt	—	—	—	1,437	—	—	1,437
Stock-based compensation	—	—	2,247	—	—	—	2,247
Net loss for the year	—	—	—	—	(7,359)	—	(7,359)
Other comprehensive loss	—	—	—	—	—	(651)	(651)
December 31, 2020	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2020 and 2019

	Years ended December 31,
	2020	2019

Cash flows from (used in) operating activities:
Net income (loss) for the year from continuing operations	$(7,359)	$188
Items not involving cash:
Depreciation and amortization	14,034	16,340
Stock-based compensation expense	2,368	1,474
Unrealized foreign exchange gain	(4,300)	(2,537)
Deferred income tax	(1,007)	(1,647)
Income from investments accounted for by the equity method	(24,047)	(26,741)
Interest on long-term debt and accretion of royalty payable	7,988	7,265
Impairment on long lived assets, net	479	688
Inventory write-downs to net realizable value (note 6)	507	57
Other income	—	(3,317)
Change in bad debt expense	299	831
Net cash used before working capital changes	(11,038)	(7,399)

Changes in non-cash operating working capital:
Accounts receivable	(22,721)	(11,137)
Inventories	(3,225)	(2,004)
Prepaid expenses	(8,685)	(2,653)
Accounts payable and accrued liabilities	(420)	3,312
Warranty liability	10,940	4,196
Net cash used in operating activities of continuing operations	(35,149)	(15,685)
Net cash used in operating activities of discontinued operations	—	(147)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(7,123)	(8,860)
Proceeds on sale of assets	207	—
Dividends received from joint ventures	20,758	25,045
Net cash from investing activities	13,842	16,185
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	85,258	25,081
Repayment of operating lines of credit and long-term facilities	(53,523)	(33,258)
Proceeds from share issuance, net	13,904	—
Repayment of royalty payable	(5,948)	(6,034)
Long-term asset securing debt	—	(553)
Net cash from (used in) financing activities	39,691	(14,764)
Effect of foreign exchange on cash and cash equivalents	(134)	(696)
Increase (decrease) in cash and cash equivalents	18,250	(15,107)
Cash and cash equivalents, beginning of year (including restricted cash)	46,012	61,119
Cash and cash equivalents, end of year (including restricted cash)	64,262	46,012
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
Years ended December 31, 2020 and 2019

	Years ended December 31,
	2020	2019
Supplementary information:
Interest paid	$4,699	$3,953
Taxes paid, net of refunds	1,374	1,926
Refer to note 17 for non-cash transactions.
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Impact of COVID-19 and going concern:

(a)    Impact of COVID-19

The COVID-19 pandemic had an adverse impact on the Company's business in 2020. The extent, duration and impact of COVID-19 is uncertain however in the second half of 2020, the Company's sales and customer demand rebounded compared to the first half of the year. The majority of the Company's production is from three facilities located in Northern Italy and one in the Netherlands. Sales from these facilities are primarily to Western and Eastern Europe which were significantly impacted by the COVID-19 pandemic. The Company's Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty Original Equipment Manufacturer ("OEM") business and assembles LNG tank systems for the heavy-duty OEM business. The Company's Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the Independent Aftermarket ("IAM"), Delayed OEM ("DOEM"), electronics and OEM businesses.

In addition to the Company's production facilities, its initial High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. The Company's launch partner reopened its production facilities in late April and has since exceeded pre-COVID-19 sales volume levels for the HPDI product in the second half of 2020.

The Company's light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of the COVID-19 pandemic, but revenue increased in the second half of 2020, albeit to levels still below the comparative period in the prior year as the Company continues to recover. While revenue from these businesses recovered during the fourth quarter, the rise in COVID-19 cases and new virus variants may adversely affect customer demand going forward.

The Company's heavy-duty business was less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in stable demand for medium and heavy-duty trucks.

Management is closely monitoring and making efforts to mitigate the impact of COVID-19 on the Company's business. The Company has significant operations in Italy where there has been many cases. The Company also sources components from China. At this time, management does not see a material impact to its business; however, the situation is evolving and could become material if the supply chain disruption is prolonged or end customer demand declines.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
2. COVID-19 impact and going concern (continued):

In response to pandemic, the Company undertook numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve its ability to fund its operations. The Company also worked closely with its key lenders to strengthen its liquidity and has made significant progress to reduce its cost of capital, summarized as follows:

•New loans and principal deferrals of $16,000 with Export Development Canada ("EDC");
•New loans in the amount of €27,000 ($31,590) with UniCredit S.p.A ("UniCredit") and Deutsche Bank;
•Restructuring of the convertible notes with Cartesian Capital Group and its affiliates ("Cartesian") to pay down the existing convertible notes from $17,500 to $10,000;
•Increasing the maximum draw amount on the revolving financing facility with HSBC Bank Canada ("HSBC") from $10,000 to $20,000;
•Conversion of a total of $5,000 convertible debt with Cartesian into common shares as of December 31, 2020; and
•Issuance of $14,376 gross proceeds in common shares from treasury to the public as of December 31, 2020 through the at-the-market equity offering program (the "ATM Program") launched on November 9, 2020.

The Company is also participating in government wage-subsidy and other support programs in the countries where it operates. The Company has received $6,093 in the year ended December 31, 2020 related to these programs. Refer to notes 13, 14(a), 14(b), and 17 in these consolidated financial statements for more details.

(b)    Liquidity and Going Concern

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements are issued. These consolidated financial statements have therefore been prepared on the basis that the Company will continue as a going concern.
The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, including forecasted increases in sales of the heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
2. COVID-19 impact and going concern (continued):
The Company believes it has taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of the consolidated financial statements. However, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and going concern assessment, and other critical accounting assessments.
At December 31, 2020, the Company's net working capital was $70,876 (2019 - $53,591) including cash and cash equivalents of $64,262 (2019 - $46,012). The Company has another $2,177 in restricted cash pledged to the repayment of the debt it holds in its Italian subsidiaries recorded in other long-term assets. The Company's short-term and long-term debt, including the royalty payable, was $101,440, net of deferred financing fees, of which $39,747 of this debt matures in 2021 and $7,451 of the royalty payable is due in 2021. The Company incurred a loss of $7,359 and negative cash flows from operations of $35,149 in the year ended December 31, 2020.
As part of its on-going monitoring of financial condition, management is evaluating foreseeable future cash flows from the Cummins Westport joint venture investment, as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with the Company receiving $20,758 as dividends in 2020 (2019 - $25,045). As per the joint venture agreement, both Cummins Inc. and the Company have equal rights to the joint venture’s intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 7(a) for additional details related to the Cummins Westport joint venture.
Management believes that the cash on hand at December 31, 2020 and the continued recovery in operational performance, coupled with the additional sources of capital mentioned above, will provide the cash flow necessary to fund operations over the next year to March 2022. The ability to continue as a going concern beyond March 2022 will be dependent on the Company's ability to generate sufficient positive cash flows from operations, successful conversion of or refinancing of the convertible debt, effective management of the Cummins Westport joint venture transition and on the Company's ability to finance its long term strategic objectives and operations (specifically the growth of the HPDI business). If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
3. Significant accounting policies (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

As at June 30, 2018, the Company concluded that Argentina's economy is highly inflationary. As a result, the Company has remeasured the financial statements of the Argentinian subsidiary in the Company's reporting currency beginning July 1, 2018.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the years presented, the Company used the following exchange rates:

	Year-end exchange rate as at:		Average for the year ended:
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Canadian dollar	1.27	1.34	1.34	1.33
Euro	0.82	0.89	0.88	0.89
Argentina Peso	84.06	43.42	69.59	46.74
RMB	6.53	6.71	6.90	6.91
Swedish Krona	8.19	9.27	9.18	9.45
Indian Rupee	73.00	69.17	74.08	70.40

(c)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at December 31, 2020 include restricted cash of $75 (2019 - $2,279). Restricted cash at December 31, 2020 and 2019 is related to cash used to secure a letter of credit.

(d)    Accounts receivable, net:

The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Company expects the majority of its accounts receivable balances to continue to come from large customers as it supplies the majority of its products and services through a network of distributors and OEMs and provides DOEM services. The Company establishes current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivable balances could be further adjusted.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
3. Significant accounting policies (continued):

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost or first-in, first-out. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation. The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancellable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of revenue. All other depreciation is included in depreciation and amortization expense in the statement of operations and comprehensive loss.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting. Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments. Any dividends paid or payable are credited against long-term investments.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
3. Significant accounting policies (continued):

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

The Company has significant investments in property, plant and equipment related to its Westport HPDI 2.0™ business. The HPDI business is still in the early stages of commercialization, and, as a result, is currently generating losses. Based on the Company's current projections, meaningful increases in component sales, compared to 2020 levels, are expected, allowing the HPDI business to benefit from economies of scale and become profitable. If these assumptions are not realized, the Company may be required to record an impairment on these assets in future periods.

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at December 31. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

(n)    Revenue recognition:

The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. The Company recognizes revenue when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Service revenue is recognized over time as performance obligations are satisfied.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
3. Significant accounting policies (continued):

(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Interest and penalties related to income taxes are included as a component of income tax expense.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
4. Accounting changes:

New accounting pronouncement adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaced the former incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The adoption of this guidance in the first quarter of 2020 did not result in any material impact to the Company's consolidated financial statements.

5. Accounts receivable:

	December 31, 2020	December 31, 2019
Customer trade receivables	$81,968	$62,974
Other receivables	14,967	9,092
Income tax receivable	52	475
Due from related parties (note 7(a))	74	272
Allowance for doubtful accounts	(6,594)	(5,863)
	$90,467	$66,950

6. Inventories:

	December 31, 2020	December 31, 2019
Purchased parts and materials	$36,066	$32,818
Work-in-process	3,203	2,854
Finished goods	12,133	12,134
	$51,402	$47,806

During the year ended December 31, 2020, the Company recorded write-downs to net realizable value of approximately $507 (year ended December 31, 2019 - $57).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
7. Long-term investments:

	December 31, 2020	December 31, 2019
Cummins Westport Inc. (a)	$10,866	$7,850
Weichai Westport Inc. (b)	1,824	1,824
Minda Emer Technologies Limited (1)	1,116	737
Other equity accounted investees	148	176
	$13,954	$10,587

(1) Effective March 4, 2021, Minda Emer Technologies Limited changed its name to Minda Westport Technologies Limited.

(a)   Cummins Westport Inc. ("CWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Power Inc., entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001. The joint venture term is scheduled to end on December 31, 2021, and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

On February 19, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties revised certain economic terms of the JVA. Prior to February 19, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a variable interest entity. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, thus power is shared. Accordingly, neither party is the primary beneficiary. The joint venture term is scheduled to end on December 31, 2021 and, as per the JVA, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2020	2019
Investment income from CWI	$23,774	$26,586
Dividends received	20,758	25,045

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
7. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide. As at December 31, 2020, the Company has a related party accounts receivable balance of $74 (2019 - $272) due from CWI. During the year ended December 31, 2020, total expense recoveries from CWI were $1,611 (2019 - $1,903).

The carrying amount and maximum exposure to losses relating to CWI were as follows:

	Balance at December 31, 2020		Balance at December 31, 2019
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment in CWI	$10,866	$10,866	$7,850	$7,850
Accounts receivable due from CWI	74	74	272	272

Assets, liabilities, revenue and expenses of CWI, are as follows:

	December 31, 2020	December 31, 2019
Current assets:
Cash and short-term investments	$94,984	$90,296
Accounts receivable	5,681	1,363
Long-term assets:
Property, plant and equipment	605	844
Deferred income tax assets	21,651	21,322
Total assets	$122,921	$113,825
Current liabilities:
Current portion of warranty liability	$19,485	$19,816
Current portion of deferred revenue	13,628	16,678
Accounts payable and accrued liabilities	5,557	3,858
	38,670	40,352
Long-term liabilities:
Warranty liability	34,737	30,463
Deferred revenue	23,802	23,667
Other long-term liabilities	3,969	3,631
	62,508	57,761
Total liabilities	$101,178	$98,113

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
7. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Years ended December 31,
	2020	2019
Product revenue	$219,141	$246,503
Parts revenue	104,339	115,267
	323,480	361,770
Cost of revenue and expenses:
Cost of product and parts revenue	236,154	257,717
Research and development	12,185	15,933
General and administrative	1,650	1,743
Sales and marketing	12,567	17,950
	262,556	293,343
Income from operations	60,924	68,427
Interest and investment income	1,074	2,421
Income before income taxes	61,998	70,848
Income tax expense:
Current	14,779	16,102
Deferred	(329)	1,575
	14,450	17,677
Income for the year	$47,548	$53,171

(b)    Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount.  The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC, Pangaea Two Acquisition Holdings Parallel XIV, LLC. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 and resigned as a Director of the Company in July 2020. See notes 14(b) and 15 for additional details of Cartesian’s investments in the Company.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
8. Property, plant and equipment:

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Land and buildings	$5,303	$1,701	$3,602
Computer equipment and software	7,045	5,570	1,475
Furniture and fixtures	4,968	4,148	820
Machinery and equipment	102,834	54,387	48,447
Leasehold improvements	12,479	9,316	3,163
	$132,629	$75,122	$57,507

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Land and buildings	$4,764	$1,565	$3,199
Computer equipment and software	5,601	4,521	1,080
Furniture and fixtures	4,213	3,715	498
Machinery and equipment	91,926	41,775	50,151
Leasehold improvements	11,463	7,535	3,928
	$117,967	$59,111	$58,856

During the year ended December 31, 2020, an impairment charge of $479 was recorded related to property, plant and equipment (December 31, 2019 - nil).

Total depreciation expense for the year ended December 31, 2020 was $12,288 (year ended December 31, 2019 - $13,409). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2020 was $7,795 (year ended December 31, 2019 - $8,562).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
9. Intangible assets:

		Accumulated	Net book
December 31, 2020	Cost	amortization	value
Patents and trademarks	$21,763	$11,513	$10,250
Technology	6,040	5,613	427
Customer contracts	13,234	12,283	951
Other intangibles	477	321	156
Total	$41,514	$29,730	$11,784

		Accumulated	Net book
December 31, 2019	Cost	amortization	value
Patents and trademarks	$20,386	$9,333	$11,053
Technology	5,457	4,917	540
Customer contracts	12,150	10,668	1,482
Other intangibles	328	328	—
Total	$38,321	$25,246	$13,075

During the year ended December 31, 2020, the Company recorded an impairment charge of nil (year ended December 31, 2019 - $688).

During the year ended December 31, 2020, amortization of $1,746 (year ended December 31, 2019 - $2,931) was recognized in the consolidated statement of operations.

10. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2020	December 31, 2019
Balance, beginning of year	$3,110	$3,170
Impact of foreign exchange changes	287	(60)
Balance, end of year	$3,397	$3,110

Goodwill of $3,397 as at December 31, 2020, and $3,110 as at December 31, 2019, relates to the acquisition of Prins Autogassystemen Holding B.V. in 2014. The Company completed its annual assessment of impairment and concluded that the remaining goodwill of $3,397 related to the IAM business segment was not impaired as at December 31, 2020.

11. Accounts payable and accrued liabilities:

	December 31, 2020	December 31, 2019
Trade accounts payable	$57,307	$60,170
Accrued payroll	14,737	15,906
Accrued interest	137	1,568
Due to related parties	—	794
Taxes payable	3,905	3,497
Deferred revenue	8,008	2,717
Other payables	505	1,528
	$84,599	$86,180

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
12. Operating leases right-of-use assets:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2020 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately four years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Years ended December 31,
	2020	2019
Operating lease cost:
Amortization of right-of-use assets	$3,874	$3,513
Interest	813	973
Total lease cost	$4,687	$4,486

The maturities of lease liabilities as of December 31, 2020 are as follows:

2021	$4,476
2022	4,291
2023	3,178
2024	2,570
2025	2,034
Thereafter	15,919
Total undiscounted cash flows	32,468
Less: imputed interest	(4,506)
Present value of operating lease liabilities	27,962
Less: current portion	(4,476)
Long term operating lease liabilities	$23,486

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
13. Short-term debt:

	December 31, 2020	December 31, 2019
Revolving financing facility (a)	$17,428	$3,625
Credit facility (b)	6,017	—
Balance, end of year	$23,445	$3,625

The 2019 comparative figures have been revised to conform with current year presentation.

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility is the LIBOR rate plus 2.5%.

(b)    On July 23, 2020, the Company entered into a one-year $10,000 non-revolving term credit facility with EDC to provide working capital support in response to short-term liquidity shortfalls as a result of the COVID-19 pandemic. This credit facility's interest rate is the U.S. Prime Rate plus 3.0% per annum on amounts drawn and has no prepayment penalty or standby charge. As at December 31, 2020, the Company has drawn $6,000 on this facility. On February 16, 2021, the Company and EDC amended the credit facility availability period to February 16, 2021 and the Company will not draw any additional funds from this facility.

14. Long-term debt:

	December 31, 2020	December 31, 2019
Term loan facilities, net of debt issuance costs (a)	$53,731	$22,207
Convertible debt (b)	4,362	17,431
Senior financing (c)	—	2,504
Other bank financing (d)	1,325	1,480
Capital lease obligations (e)	2,535	1,632
Balance, end of year	61,953	45,254
Current portion	(16,302)	(9,942)
Long-term portion	$45,651	$35,312

(a)     On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to this loan, which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020, to recommence payment of $2,000 quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. As at December 31, 2020 the amount outstanding for this loan was $13,618, net of issuance costs, compared to $13,269, net of issuance costs, as at December 31, 2019. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 2.3% and interest is paid quarterly. This loan matures on December 31, 2023. As at December 31, 2020, the amount outstanding for this loan was $4,561 compared to $5,569 as at December 31, 2019, and was secured by a cash pledge of $1,356, with these restricted funds being recorded in other long-term assets.

On November 28, 2019, the Company entered into a second Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 1.8% and interest is paid quarterly. This loan matures on September 30, 2023. As at December 31, 2020, the amount outstanding for this loan was $2,685 compared to $3,369 as at December 31, 2019, and is secured by a cash pledge of $821, with these restricted funds also being recorded in other long-term assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
14. Long-term debt (continued):

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at December 31, 2020, the amount outstanding for this loan was $5,558. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at December 31, 2020, the amount outstanding for this loan was $18,650. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at December 31, 2020, the amount outstanding for this loan was $8,659. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

(b)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. On July 24, 2020, Westport restructured the Tranche 2 Financing agreement and entered into a new financing agreement with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended three years to July 31, 2023, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. As of July 30, 2020, Peter Yu, founder and managing partner of Cartesian, resigned his seat on the Board of Directors of the Company.

During the fourth quarter of 2020, Cartesian exercised its option to convert principal amounts of $5,000, plus accrued but unpaid interest on such principal amounts, into common shares of the Company (note 17).

On January 21, 2021, Cartesian exercised its option to convert a principal amount of $2,500, plus accrued and unpaid interest on such principal amount, into 1,815,117 common shares of the Company.

(c)     The senior financing facility was repaid on September 30, 2020.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 2.3% to 12.0%.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2020, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
14. Long-term debt (continued):

The principal repayment schedule of long-term debt is as follows as at December 31, 2020:

	Term loan facilities	Convertible debt	Other bank financing	Capital lease obligations	Total
2021	$14,703	$—	$774	$825	$16,302
2022	14,847	—	368	628	15,843
2023	8,828	4,362	183	488	13,861
2024	6,625	—	—	403	7,028
2025 and thereafter	8,728	—	—	191	8,919
	$53,731	$4,362	$1,325	$2,535	$61,953

15. Long-term royalty payable:

	December 31, 2020	December 31, 2019
Balance, beginning of year	$18,258	$20,935
Accretion expense	3,732	3,357
Repayment	(5,948)	(6,034)
Balance, end of year	16,042	18,258
Current portion	(7,451)	(5,936)
Long-term portion	$8,591	$12,322

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum subject to adjustment for asset sales. The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Amounts due to Cartesian are secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian is paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with these payments being allocated on a non-discounted basis to future years' minimum payments.

As of December 31, 2020, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

The estimated repayments including interest are as follows, for the years ending December 31:

2021	$7,451
2022	5,657
2023	1,795
2024	1,637
2025	2,270
2026	2,851
$21,661

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
16. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2020	2019
Balance, beginning of year	$8,901	$4,941
Warranty claims	(6,906)	(1,863)
Warranty accruals	16,191	6,794
Change in estimate	(291)	(481)
Impact of foreign exchange changes	1,041	(490)
Balance, end of year	18,936	8,901
Less: Current portion	(10,749)	(4,505)
Long-term portion	$8,187	$4,396

During the year ended December 31, 2020, the Company recorded a $11,224 warranty accrual related to a field service campaign for the replacement of a pressure release device that the Company manufactures and sells to OEM customers. No safety events or field performance issues have been identified from this product. The Company recorded an insurance recovery of $8,865 related to this issue during the year ended December 31, 2020, including $3,521 in other receivables and $5,344 as an other long-term asset .

17. Share capital, stock options and other stock-based plans:

On November 9, 2020, the Company filed a prospectus supplement to establish an ATM Program which allows the Company to issue up to $50,000 of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. During the year ended December 31, 2020, the Company issued 3,215,970 common shares at a weighted average share price of $4.47 per share for gross proceeds of $14,376. Transaction costs of $472, including commission of $288, were incurred resulting in net proceeds from the ATM Program equity issuance of $13,904.

Subsequent to the year ended December 31, 2020, the Company issued an additional 1,819,712 common share at weighted average share price of $7.26 per share for gross proceeds of $13,211, net of total transaction cost of $405, including commission of $264 resulting in net proceeds of $12,806.

In November and December 2020, Cartesian converted a total of $5,000 principal, plus accrued interest, of the convertible debt (note 14(b)) into 3,607,468 common shares at $1.42 per share.

During the year ended December 31, 2020, the Company issued 829,553 common shares upon exercises of share units (year ended December 31, 2019 – 3,036,082 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2020, the Company recognized $2,368 (year ended December 31, 2019 - $1,474) of stock-based compensation associated with the Westport Omnibus Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
17. Share capital, stock options and other stock-based plans (continued):

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31, 2020		December 31, 2019
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	1,777,941	$3.19	2,667,403	$4.41
Granted	525,807	2.09	1,877,101	3.08
Vested and exercised	(829,553)	2.31	(2,622,338)	3.81
Forfeited/expired	(21,817)	3.37	(144,225)	2.86
Outstanding, end of year	1,452,378	$3.29	1,777,941	$3.19
Units outstanding and exercisable, end of year	22,588	$5.69	14,450	$2.41

During the year ended December 31, 2020, 525,807 share units were granted to directors, executives and employees (2019 - 1,877,101). This included 504,907 Restricted Share Units ("RSUs") (2019 - 971,051) and 20,900 Performance Share Units ("PSUs") (2019 - 906,050). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will be issued over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at December 31, 2020, $4,303 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
	CDN$	CDN$
Share units:
Outstanding	$9,787	$5,458
Exercisable	153	44

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2020	2019
Cost of revenue	$140	$—
Research and development	365	157
General and administrative	1,621	1,111
Sales and marketing	242	206
	$2,368	$1,474

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
18. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2020 (year ended December 31, 2019 – 27%) as follows:

	Years ended December 31,
	2020	2019
Income (loss) from continuing operations before income taxes	$(5,928)	$2,148
Expected income tax expense (recovery)	(1,601)	580
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	244	264
Other permanent differences	3,819	15
Withholding taxes and other foreign taxes	804	1,017
Change in enacted tax rates	(189)	34
Foreign tax rate differences, foreign exchange and other adjustments	(1,177)	271
Non-taxable income from equity investment	(6,418)	(6,416)
Change in valuation allowance	5,949	6,195
Income tax expense (recovery)	$1,431	$1,960

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
18. Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax assets:
Net loss carry forwards	$218,323	$211,738
Intangible assets	4,629	4,008
Property, plant and equipment	17,155	15,518
Warranty liability	4,752	3,342
Foreign tax credits	620	620
Inventory	1,631	2,306
Research and development	6,316	6,107
Other	10,592	13,618
Total gross deferred income tax assets	264,018	257,257
Valuation allowance	(261,878)	(255,328)
Total deferred income tax assets	$2,140	$1,929
Deferred income tax liabilities:
Intangible assets	$(430)	$(1,756)
Property, plant and equipment	(22)	(61)
Other	(2,798)	(2,628)
Total deferred income tax liabilities	$(3,250)	$(4,445)
Total net deferred income tax liabilities	$(1,110)	$(2,516)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 18(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
18. Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2020
Italy	$5,244	$2,007	$(1,146)	$861
United States	21,400	(274)	—	(274)
Canada	(31,429)	80	—	80
Other	(1,143)	625	139	764
	$(5,928)	$2,438	$(1,007)	$1,431
Year ended December 31, 2019
Italy	$26,645	$2,260	$(1,647)	$613
United States	16,174	13	—	13
Canada	(28,160)	—	—	—
Other	(12,511)	1,334	—	1,334
	$2,148	$3,607	$(1,647)	$1,960

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
18. Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2021	2022	2023	2024 and later	Total
Canada	$—	$—	$—	$599,723	$599,723
Italy	—	—	—	395	395
United States	—	—	—	105,592	105,592
Sweden	—	—	—	14,672	14,672
Other	3,645	3,858	1,614	10,160	19,277
Total	$3,645	$3,858	$1,614	$730,542	$739,659

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2020, the total amount of the Company’s uncertain tax benefits was $3,852 (year ended December 31, 2019 - $3,652). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2017 to 2020 taxation years remain open to examination by the Internal Revenue Service and the 2015 to 2020 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

19. Related party transactions:

The Company's related parties are CWI, directors, officers and shareholders which own greater than 10% of the Company's shares.
(a)    Pursuant to the amended and restated JVA, Westport engages in transactions with CWI (see note 7(a)). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.

(b)    Other transactions with related parties:

Peter Yu, founder and managing partner of Cartesian, was appointed as a Director of the Company in January 2016 in connection with the Investment Agreement entered into with Cartesian in January 2016. As a consequence, the convertible debt (note 14(b)) and royalty payable (note 15), amounts due to Cartesian were considered as related party balances. As of July 30, 2020, Peter Yu resigned and ceased to be a related party to the Company.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
20. Commitments and contingencies:

(a)     Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
21. Segment information:

Effective January 2020, the Company modified the reporting of business segments to allow for increased transparency into the Company's customer channels and the respective products the Company sells to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change. Under this organizational structure, the Company manages and reports the results of its business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

The 2019 comparative figures have been revised to reflect the change in business segments.

Financial information by business segment as follows:

	Year ended December 31, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$149,632	$(21,214)	$8,225	$273
IAM	102,865	6,624	5,562	—
Corporate	—	(7,399)	247	23,774
CWI - 50%	161,740	30,462	120	—
Total segment	414,237	8,473	14,154	24,047
Less: CWI - 50%	(161,740)	(30,462)	(120)	—
Total consolidated	$252,497	$(21,989)	$14,034	$24,047

	Year Ended December 31, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$164,692	$(12,746)	$9,510	$155
IAM	140,646	11,882	6,605	—
Corporate	—	(20,529)	225	26,586
CWI - 50%	180,885	34,214	45	—
Total segment	486,223	12,821	16,385	26,741
Less: CWI - 50%	(180,885)	(34,214)	(45)	—
Total consolidated	$305,338	$(21,393)	$16,340	$26,741
Discontinued operations	$—	$(147)	$—	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
21. Segment information (continued):

	Years ended December 31,
	2020	2019
Total additions to long-lived assets, excluding business combinations:
OEM	$2,477	$2,868
IAM	3,403	5,386
Corporate	1,243	606
CWI - 50%	—	—
Total Segment	7,123	8,860
Less: CWI - 50%	—	—
Total consolidated	$7,123	$8,860

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total revenue
	Years ended December 31,
	2020	2019
Europe	70%	68%
Americas	13%	17%
Asia	9%	8%
Other	8%	7%

During the year ended December 31, 2020, total revenue of $51,580 (2019 - $33,947), or 20% (2019 - 11%) of total revenue, was generated from our HPDI OEM launch partner.

As at December 31, 2020, total goodwill of $3,397 (December 31, 2019 - $3,110) was allocated to the OEM segment.

As at December 31, 2020, total long-term investments of $12,838 (December 31, 2019 - $9,850) were allocated to the Corporate segment and $1,116 (December 31, 2019 - $737) to the OEM segment.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
21. Segment information (continued):

Total assets are allocated as follows:

	Total assets by operating segment
	Years ended December 31
	2020	2019
OEM	$148,959	$132,179
IAM	156,967	119,769
Corporate	40,337	27,978
CWI - 50%	61,461	56,913
Total segment assets	407,724	336,839
Less: CWI - 50%	(61,461)	(56,913)
Total consolidated assets	$346,263	$279,926

The Company’s long-lived assets consist of property, plant and equipment (fixed assets), intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2020	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$24,490	$11,613	$36,103
Canada	28,557	171	28,728
United States	719	—	719
Rest of Europe	3,713	3,397	7,110
Asia Pacific	633	—	633
Total	58,112	15,181	73,293
Less: equity investee long-lived assets	(605)	—	(605)
Total consolidated long-lived assets	$57,507	$15,181	$72,688

December 31, 2019	Property, plant and equipment	Intangible assets and goodwill	Total
Italy	$22,534	$12,883	$35,417
Canada	31,909	192	32,101
United States	951	—	951
Rest of Europe	3,423	3,110	6,533
Asia Pacific	883	—	883
Total	59,700	16,185	75,885
Less: equity investee long-lived assets	(844)	—	(844)
Total consolidated long-lived assets	$58,856	$16,185	$75,041

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
22. Financial Instruments:

Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At December 31, 2020, the Company has $64,262 of cash, cash equivalents and short-term investments, including of $75 restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2020:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$84,599	$84,599	$84,599	$—	$—	$—
Short-term debt (note 13)	23,445	23,445	23,445	—	—	—
Term loan facilities (note 14(a))	53,731	56,445	16,014	24,866	12,860	2,705
Convertible debt (note 14(b))	4,362	5,836	324	5,512	—	—
Other bank financing (note 14(d))	1,325	1,325	774	551	—	—
Capital lease obligations (note 14(e))	2,535	2,610	870	1,152	588	—
Long-term royalty payable (note 15)	16,042	21,661	7,451	7,452	3,907	2,851
Operating lease commitments (note 12)	27,962	32,468	4,476	7,469	4,604	15,919
	$214,001	$228,389	$137,953	$47,002	$21,959	$21,475

Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable. The Company manages credit risk associated with cash and cash equivalents by regularly investing primarily in liquid short-term paper issued by major banks. The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables. As at December 31, 2020, 84% (December 31, 2019 - 85%) of accounts receivable relates to customer receivables, and 16% (December 31, 2019 - 15%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds. In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. Refer to note 3(d) for the Company's policy with respect to an allowance for doubtful receivables.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
22. Financial Instruments (continued):

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. dollar and the Euro. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our consolidated financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
The fluctuation in the average U.S. dollar in recent years has resulted in material impacts on our revenues in those years. If the U.S. dollar continues to fluctuate against other currencies, we will experience additional volatility in our financial statements.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2020 would have resulted in lower/higher income from operations of approximately $1,001. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and the Euro throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain short-term and long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2020 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2020 would have increased or decreased by $307.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2020 and 2019
22. Financial Instruments (continued):

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent our interest in CWI, WWI, Minda Emer Technologies Limited, and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities, convertible debt, and other bank financing included in the long-term debt (note 14) do not materially differ from their fair value as at December 31, 2020, as the majority of the term loan facilities, convertible debt, and other bank financing were raised or amended recently.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2020, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.